AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

THE KOREA FUND, INC.

(Name of Subject Company)

THE KOREA FUND, INC.

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

500634209

(CUSIP Number of Class of Securities)

Thomas J. Fuccillo, Secretary

Allianz Global Investors U.S. LLC

1633 Broadway

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

Copies to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE:
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Press Release

Contact: The Korea Fund, Inc.

Financial Advisors: (800) 926-4456

Stockholders: (800) 254-5197

Media Relations: (212) 739-3505

Julian Reid (Chairman of the Board) +44-7768 068 200

The Korea Fund, Inc. Announces 10%

Common Stock Tender Offer

NEW YORK, April 18, 2017 (BUSINESS WIRE) – The Korea Fund, Inc. (the “Fund”) (NYSE: KF) announced today that its Board of Directors (the “Board”) has authorized a tender offer to purchase for cash up to 10% of the Fund’s issued and outstanding common stock, at a price per share equal to 98% of the net asset value per share determined on the date the tender offer expires (the “Tender Offer”). As of April 17, 2017, the Fund had 6,543,729 shares of common stock outstanding and total net assets of $270,468,845. The Fund expects to announce additional details, including the timing of the tender offer, as soon as practicable.

The Board has authorized the Tender Offer in an attempt to provide additional support to the Fund’s existing discount management program as well as to demonstrate its commitment to continuously review alternative options for narrowing the Fund’s discount. In addition, the Board believes that the Tender Offer may help to reduce what appears to be an oversupply in shares of emerging markets closed-end funds, such as the Fund, which appears to have contributed to relatively wide and persistent trading discounts experienced by these funds.

Additional terms and conditions of the Tender Offer will be set forth in the Fund’s offering materials, which are expected to be distributed to common stockholders on or about April 25, 2017. If more than 10% of the Fund’s outstanding common stock is tendered, and not withdrawn, the Fund will purchase shares from tendering stockholders on a pro rata basis. Accordingly, stockholders cannot be assured that the Fund will purchase all of any individual stockholder’s tendered shares. The Fund may not accept shares tendered under various circumstances such as overly volatile conditions brought about by extraneous, geopolitical factors that, in the view of the Board, would make it inadvisable to proceed with the Tender Offer, purchase or payment, as will be set forth in the offering materials.

In connection with the Tender Offer, the Fund will temporarily suspend its share repurchase program as of April 18, 2017 until ten business days after the termination of the Tender Offer.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund has not yet commenced the Tender Offer described in this release. Any tender offer will be made only by an Offer to Purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Common stockholders should read the Offer to Purchase and Tender Offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the Tender Offer. The Fund will also make available, without charge, the Offer to Purchase and the letter of transmittal.

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The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol “KF.”

Allianz Global Investors U.S. LLC is the Fund’s investment manager. Investment in closed-end funds involves risks. Additional risks are associated with international investing, such as currency fluctuation, government regulations, economic changes and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, this Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region. All of these factors potentially subject the Fund’s shares to greater price volatility. The NAV of the Fund will fluctuate with the value of the underlying securities. Closed-end funds trade on their market value, not NAV, and closed-end funds often trade at a discount to their NAV.

The Fund’s daily New York Stock Exchange closing market price and NAV per share, as well as other information, including updated portfolio statistics and performance are available at www.thekoreafund.com or by calling the Fund’s stockholder servicing agent at (800) 254-5197.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

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